SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

OCEAN POWER TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
674870506
(CUSIP Number)
Hesham M. Gad c/o Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042 (610) 252-3205
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP Number 674870506	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,179,059
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,179,059
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,179,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

CUSIP Number 674870506	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Ocean Power Technologies, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 28 Engelhard Drive, Suite B, Monroe Township, New Jersey 08831.

Item 2.	Identity and Background.

This Statement is filed by Paragon Technologies, Inc., a Delaware corporation (the “Reporting Person”).

The principal business of the Reporting Person is serving as a holding company engaging in diverse business activities, including automation, distribution, real estate investment, and investments in marketable securities.

The principal business address of the Reporting Person is 101 Larry Holmes Drive, Suite 500, Easton, Pennsylvania 18042.

Information regarding the identity and background of each executive officer and director of the Reporting Person is set forth on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen, other than Hesham M. Gad.

None of the Reporting Person or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Person or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person, including brokerage commissions, was approximately $1,162,528. The source of funds was the Reporting Person’s working capital.

Item 4.	Purpose of Transaction.

On July 7, 2023, the Reporting Person provided a letter to the stockholders of the Company with respect to the Reporting Person’s views regarding the Company’s financial condition and the performance of the Company’s board of directors, which is attached as Exhibit 99.1 to this Statement.

The Reporting Person acquired the Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes.

The Reporting Person may engage in discussions with management, the board of directors of the Company, other stockholders of the Company and other relevant parties, including representatives of any of the foregoing, regarding the Reporting Person’s investment in the Common Stock and the Company, including, without limitation, matters relating to the Company’s business, operations, board appointments, governance, performance, management, capitalization, and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, and/or propose changes in the Company’s business, operations, board appointments, governance, management, capitalization, or strategic plans.

CUSIP Number 674870506	SCHEDULE 13D	Page 4 of 9 Pages

The Reporting Person may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including the solicitation of proxies, and may discuss such actions with the Company and Company’s management and the board of directors, other stockholders of the Company and other interested parties. The Reporting Person may make binding or non-binding stockholder proposals or may nominate one or more individuals as nominees for election to the Company’s board of directors in connection with their investment in the Common Stock of the Company.

The Reporting Person intends to review its investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company’s financial position and strategic direction, actions taken by the Company’s management or the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate, including, without limitation, acquiring additional shares of Common Stock or disposing of some or all of its shares of Common Stock, in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable, engaging in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable, subject to applicable law, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose and/or formulate plans or additional proposals with respect to its investment in the Common Stock.

The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock reported herein.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially holds in the aggregate 2,179,059 shares of Common Stock, which represents approximately 3.9% of the Company’s outstanding shares of Common Stock. The Reporting Person directly holds the shares of Common Stock disclosed as beneficially owned by it in this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 56,213,728 shares of Common Stock reported by the Company as outstanding as of March 10, 2023 in the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2023.

(b)       The Reporting Person beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by Reporting Person in this Statement.

(c)       Transactions effected by the Reporting Person in the Common Stock in the last 60 days are set forth on Schedule B to this Statement. Each of these transactions was effected through the open market. In addition, on May 18, 2023, through open market transactions, Hesham M. Gad, Executive Chairman and Chief Executive Officer of the Reporting Person, acquired 5,000 shares of Common Stock at a price per share of $0.5055 and sold 7,000 shares of Common Stock at a price per share of $0.509.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Section 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person or any of its directors or executive officers or between such persons and any other person with respect to any securities of the Company.

CUSIP Number 674870506	SCHEDULE 13D	Page 5 of 9 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Letter to the Stockholders of Ocean Power Technologies, Inc.

CUSIP Number 674870506	SCHEDULE 13D	Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2023

PARAGON TECHNOLOGIES, INC.

/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Executive Chairman and Chief Executive Officer

CUSIP Number 674870506	SCHEDULE 13D	Page 7 of 9 Pages

Schedule A

Identity and Background of Executive Officers of Paragon Technologies, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Hesham M. Gad	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042	Executive Chairman and Chief Executive Officer Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042
Michael J. Dudrear	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042	Chief Financial Officer Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, PA 18042

Identity and Background of Directors of Paragon Technologies, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Hesham M. Gad	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042	Executive Chairman and Chief Executive Officer Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042
Jack H. Jacobs	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042

Professor

West Point

606 Thayer Road

West Point, New York 10996

West Point is a U.S. military academy.

Television Analyst

NBC

30 Rockefeller Plaza

New York, New York 10112

NBC is a commercial broadcast television and radio network.

Principal

The Fitzroy Group, Ltd.

Olympia House, Armitage Road

London NW11 8RQ

The Fitzroy Group, Ltd. specializes in the development of residential real estate in London and invests both for its own account and in joint ventures with other institutions.

CUSIP Number 674870506	SCHEDULE 13D	Page 8 of 9 Pages

Samuel S. Weiser	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042

Advisor

Sentinel Group Holdings, LLC

235 N. Paulina Street, Suite 3S

Chicago, Illinois 60612

Sentinel Group Holdings, LLC is a privately held business focused on sourcing unique private equity, real estate and investment funds catering to family offices and high net worth investors.

Founder, President and Chief Executive Officer

Foxdale Management LLC

235 N. Paulina Street, Suite 3S

Chicago, Illinois 60612

Foxdale Management LLC is a consulting firm that provides operational consulting, strategic planning, and litigation support services in securities related disputes.

Chief Financial Officer

WR Group Inc.

9160 E. Bahia Dr., Suite 200

Scottsdale, Arizona 85260

WR Group Inc. is a consumer products company focused on health and beauty industry segments.

Chief Financial Officer

Altsmark

197 Rowley Lane,

South Londonderry, Vermont 05155

Altsmark is a software solution firm for the private capital sector.

Founder and Chief Executive Officer

JMP OppZone Services, LLC

235 N. Paulina St., Suite 3S

Chicago, Illinois 60612

JMP OppZone Services is a fund administration and business support services firm focused exclusively on supporting investment activities in designated Opportunity Zones which were created as part of the Tax Cuts and Jobs Act of 2017 to drive investment into depressed areas of the country.

CUSIP Number 674870506	SCHEDULE 13D	Page 9 of 9 Pages

Schedule B

Transactions in the Common Stock in the Past 60 Days

Transaction Date	Number of Shares Bought (Sold)	Price per Share(1)
5/9/2023	25,000	$0.5099
5/11/2023	60,000	$0.505
5/16/2023	10,000	$0.50
5/17/2023	10,000	$0.495
5/18/2023	22,000	$0.509
5/19/2023	40,000	$0.5091
5/26/2023	10,000	$0.5202
6/1/2023	5,000	$0.5327
6/2/2023	25,000	$0.55
6/13/2023	5,000	$0.6545
6/14/2023	10,000	$0.63
6/15/2023	30,000	$0.6399
6/16/2023	10,000	$0.628
6/21/2023	20,000	$0.605
6/22/2023	35,000	$0.585
6/23/2023	24,499	$0.595
6/27/2023	55,000	$0.595
6/28/2023	10,000	$0.59
6/29/2023	10,000	$0.60
7/5/2023	5,000	$0.595

(1)	The price per share reported may be a weighted average price. The Reporting Person undertakes to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.